P.E. 10/31/01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the 31st day of October, 2001

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F__✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Twin Mining Planning for Major 2002 Exploration Program

Toronto, Ontario, (October 31, 2001) – Twin Mining Corporation ("Twin Mining") (TWG – TSE) is pleased to announce that it is encouraged by the ongoing positive results from the 2001 exploration program and is planning for a major 2002 program at Jackson Inlet. Program Highlights of the 2002 program are: i) +10,000 meters of reverse circulation drilling (152mm diameter), ii) a 1,000 tonne surface bulk sample from the Freightrain pipe iii) a surface magnetometer program to further delineate certain significant magnetic anomalies detected during the airborne survey and iv) drill testing of Cargo 2, Cargo 3 and eight other anomalies.

The 2001 exploration program, which included 17 NQ (47mm diameter) drill holes and six sample pits yielding 320 wet tonnes of diamondiferous bedrock kimberlite, has substantiated the surface dimensions of the Freightrain pipe as indicated by the earlier magnetometer survey (see press release of June 26, 2001). The drilling provided a near surface indication of the outline of the diamondiferous kimberlite pipe, in plan and in section (see plan and vertical section in the Appendix).

<u>2001 Core drilling</u>
Seventeen (17) holes, totaling 1108 meters, were positioned to test the extent of the diamondiferous kimberlite body at three points along the anticipated perimeter of the pipe. Eleven (11) of the 17 holes tested the outer edge of the pipe while six (6) were drilled in the central area of the pipe. Twin Mining was delighted with the drill results which showed a total of 314 meters of kimberlite intersections in 15 of the drill holes (see attached Summary Kimberlite Logs).

The kimberlite logged at Freightrain is consistent with previous petrographic studies by Lakefield Research Limited ("Lakefield") which report both crater and diatreme facies textures. It contains an important volume of autoliths, varying in size of up to 25mm. Many holes recovered mantle xenoliths up to 70mm in diameter, containing pyroxene and olivine assemblages characteristic of lherzolite and hartzburgite. Key indicator minerals such as pyrope garnets, diopside, phlogopite and spinel are common, olivine macrocrysts (up to 70mm) and serpentine nodules (up to 120mm) were noted to occur throughout the Freightrain kimberlite drill core.

A further 2 holes, FT03 and FT05, were drilled entirely into what are believed to be limestone xenoliths (see vertical section in Appendix). This limestone is considerably altered and fractured as could be expected from its position in the kimberlite mass. Large blocks of xenoliths are not unusual in large pipes and have been reported e.g. in the Premier kimberlite mined by DeBeers in South Africa (Diamond Geology - published on www.debeersgroup.com).

Future exploration will employ drilling techniques (e.g. Reverse Circulation Drilling) that are more reliable in permafrost and altered and fractured ground conditions. This should insure that the drill holes reach their target depth, which was 165 meters for the 2001 drilling season.

One single hole, JI-ANO4B-01, tested the 150m diameter magnetic anomaly ANO4B, redesignated as Cargo 2 (see press release of October 4, 2001). The hole remained in limestone for 119 meters. Subsequent soil sampling produced encouraging diamond indicator minerals. A ground magnetometer survey, together with detailed soil sampling, will permit more precise drill targeting this anomaly during the coming exploration season.

2001 Mini-bulk Sampling

Six (6) bedrock kimberlite samples were collected from Freightrain covering the central 250 meters area of the pipe. The sample locations (see plan and vertical section in Appendix) were based on surface exposure and previous results (see press releases of December 20, 2000 and July 18, 2001).

SITE	BAGS FILLED	ESTIMATED WEIGHT (tonnes)
JI-1	190	90
JI-3	160	80
JI-4	121	60
JI-5	75	35
JI-5S	10	5
JI-6	105	50
TOTAL	661	320

As a result of suspected breakage of larger diamonds when crushing previous samples (see press release of July 18, 2001), the Dense Media Separation (DMS) plant circuit at Lakefield, has been modified to facilitate passage of diamonds of up to ½ inch (12.7mm) diameter instead of the previous 6mm.

The M/V Umiavut has arrived at Valleyfield, near Montreal, Quebec. The mini-bulk samples, approximately 2000kg of core samples and 120 bags of soil samples, are currently being transferred to Lakefield for processing.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (416) 777-0014
E-mail: info@twinmining.com

SUMMARY KIMBERLITE LOG and/or Plan and vertical section can be viewed on our website www.twinmining.com, under "News Releases" (Current News Release).
Please visit our website (www.twinmining.com) to view the **updated slideshow** (October 2001) for TORNGAT and Jackson Inlet under "Diamond Properties".

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date October 31st , 2001

Hermann Derbuch
Chairman, President & CEO

➊ Print the name and title of the signing officer under his signature